FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.　　　　Web Site: www.tevapharm.com

_____

Contact:　　Dan Suesskind
　　　　　　　　Chief Financial Officer
　　　　　　　　Teva Pharmaceutical Industries Ltd.
　　　　　　　　(011) 972-2-589-2840
　　　　　　Bill Fletcher
　　　　　　　　President and CEO
　　　　　　　　Teva North America
　　　　　　　　(215) 591-8800
　　　　　　Dorit Meltzer
　　　　　　　　Director, Investor Relations
　　　　　　　　Teva Pharmaceutical Industries Ltd.
　　　　　　　　(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES TENTATIVE APPROVAL OF OXYCODONE HYDROCHLORIDE ER TABLETS, 10 MG, 20 MG, AND 40 MG

Jerusalem, Israel, December 10, 2004 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDA for Oxycodone Hydrochloride Extended Release Tablets, 10 mg, 20 mg, and 40 mg. Final approval is subject to the expiration of any applicable exclusivity period enjoyed by another ANDA filer for the same product.

Oxycodone Hydrochloride Tablets are the AB-rated generic equivalent of Purdue Pharma's OxyContin® Controlled Release Tablets. The product is indicated for the management of moderate to severe pain.

Annual sales of the brand product are approximately $1.23 billion.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: December 10, 2004